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                          March 7, 2022

       Cameron Durrant
       Chief Executive Officer
       Humanigen, Inc
       830 Morris Turnpike, 4th Floor
       Short Hills, New Jersey 07078

                                                        Re: Humanigen, Inc
                                                            Registration
Statement on Form S-3
                                                            Filed March 1, 2022
                                                            File No. 333-263132

       Dear Dr. Durrant :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jordan
Nimitz at 202-551-5831 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences